Room 4561
October 25, 2005

Mr. Nick Heyes
Chief Financial Officer and Secretary
Inforte Corp.
150 North Michigan Avenue Suite 3400
Chicago, IL 60601

      Re:	Inforte Corp.
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 31, 2005
		Form 8-K Filed April 22, 2005
		Form 8-K Filed July 28, 2005
      File No. 0-29239

Dear Mr. Heyes,

      We have reviewed your response letter dated August 26, 2005 and have the following additional comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.












Form 10-K for Fiscal Year Ended December 31, 2004

Item 6. Selected Financial Data, page 13

1. We have read your response to prior comment 1 and we do not believe that you have adequately supported excluding any disclosure related to the reimbursable expenses. Item 303 of Regulation S-K requires that you describe significant components of revenues or expenses that should be described in order to understand your results of operations. We believe that these reimbursable expenses are material to an understanding of your revenues, expenses and, in particular, your margins. Accordingly, we believe that discussion of the impact of these items is required. Further, we believe that the nature of the reimbursements revenue is not such that it may be excluded from your Selected Financial Data under Item 301 of Regulation S-K. In addition, "net revenue" and "operating expenses before reimbursements" appear to be non-GAAP financial measures as defined within Item 10 of Regulation S-K.

Liquidity and Capital Resources, page 20

2. We have read your responses to prior comments 3 and 10 and do not believe that you have adequately supported your use of "cash and marketable securities per common share."

Consolidated Financial Statements

Consolidated Statements of Operations, page 28

3. Please direct us to the guidance that explicitly requires that your income statement include "several extra lines." In addition, refer us to the literature that relieves you of your obligation to comply with Item 302(a)(1) of Regulation S-K under the circumstances that you describe in your response to prior comment 5.

Note 2. Significant Accounting Policies

Revenue Recognition, page 32

4. Please confirm to us that you will include the additional disclosure provided in your response to prior comment 6 in your future filings.






Form 8-K Filed April 22, 2005

5. We have read your response to prior comment 8 and do not agree that you achieved the appropriate disclosure through the presentation of the accompanying financial tables. Please supplement your response by providing us with proposed revisions using the second paragraph of your first quarter 2005 earnings release as an example.

6. Please address the following related to your response to prior comment 9 and your non-GAAP disclosures:

* Your "reconciliation" appears to include a number of non-GAAP measures such as non-GAAP income before income tax, non-GAAP income tax expense and non-GAAP net income for which you have not included specific, meaningful disclosures as required by Item
10(e)(1)(i)(B),
(C) and (D) of Regulation S-K; and

* Percentages calculated using a numerator that has been adjusted or a denominator that represents "net revenue" also appear to be separate non-GAAP measures that require the specific disclosures described above.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Mark Kronforst at (202) 551-3451 or me at
(202)
551-3489 if you have any questions regarding these comments.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
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Nick Heyes
Inforte Corp.
October 25, 2005
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